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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Permian Basin Royalty Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

71423106

(CUSIP Number)

Frederick J. Plaeger, Esq.
717 Texas, Suite 2100
Houston, Texas 77002
713-624-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 714236106			Page 2 of 8

1.	Name of Reporting Person: Burlington Resources Inc.		I.R.S. Identification Nos. of above persons (entities only): 91-1413284

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 19,327,741

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 19,327,741

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,327,741

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 41.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 714236106			Page 3 of 8

1.	Name of Reporting Person: Burlington Resources Oil & Gas Company LP		I.R.S. Identification Nos. of above persons (entities only): 41-1400579

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 19,327,741

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 19,327,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,327,741

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 41.5%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 714236106			Page 4 of 8

1.	Name of Reporting Person: BROG GP Inc.		I.R.S. Identification Nos. of above persons (entities only): 76-0667087

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 19,327,741

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 19,327,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,327,741

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 41.5%

14.	Type of Reporting Person (See Instructions): CO

AMENDMENT NO. 6 TO ORIGINAL REPORT ON SCHEDULE 13D
     Introduction
     This constitutes Amendment No. 6 (the “Amendment”) to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on April 17, 1993 (the “Original 13D Filing”), on behalf of Burlington Resources Inc., a Delaware Corporation (“Parent”), and Southland Royalty Company (“Southland”), the predecessor of Burlington Resources Oil & Gas Company LP, a Delaware limited partnership (“BROG”). BROG is an indirect wholly-owned subsidiary of Parent and BROG GP Inc. is its sole general partner (“BROG GP”). BROG GP is a wholly-owned subsidiary of Parent. As used herein, the term “Reporting Persons” refers to Parent, BROG and BROG GP, collectively. The Original 13D Filing has been previously amended by Amendment Nos. 1-5 filed with the SEC (the Original 13D Filing as amended is referred to herein collectively as the “Statement”), relating to the units of beneficial interest of Permian Basin Royalty Trust (“PBT”). Because this filing constitutes the first electronic amendment to the Statement, this filing amends and restates the Statement in its entirety.
     Item 1. Security and Issuer
     The information in Item 1 is hereby amended and restated in its entirety as follows:
(a)	Issuer Name and Address: The name of the issuer is Permian Basin Royalty Trust (“PBT”) and its principal executive offices are located at 901 Main Street, Dallas, Texas 75202, telephone (214) 209-2400.

(b)	Title of Issuer Securities: The class of securities to which this Schedule relates is Units of Beneficial Interest of the Trust.
     Item 2. Identity and Background
     The information in Item 2 is hereby amended and restated in its entirety as follows:
(a)	Name: This Amendment No. 6 to Schedule 13D is being filed by the following:
•	Burlington Resources Inc., a Delaware corporation;

•	BROG GP Inc., a Delaware corporation and a wholly-owned subsidiary of Parent; and

•	Burlington Resources Oil & Gas Company LP, a Delaware limited partnership and the successor in interest to Southland.
     On August 17, 1993, Southland commenced a public tender offer to purchase for cash any and all outstanding Units of PBT, which tender offer was effected pursuant to the Offer to Purchase, dated August 17, 1993, as amended (the “Offer to Purchase”). At the time of such tender offer and the purchase by Southland of 27,577,741 Units tendered for purchase pursuant to the offer, Southland was an indirect wholly-owned corporate subsidiary of Parent. Since 1993 Southland’s assets and operations have been succeeded to by BROG. During the period from December 28, 1993 to August 8, 2005 Southland, or its successor BROG, maintained ownership of 27,577,741 Units, or 59.17% of the total number of Units outstanding.
     (b) Address: The principal executive offices of Parent, BROG GP and BROG are located at 717 Texas Avenue, Suite 2100, Houston, Texas 77002.
     (c) Principal Business: Parent is among the world’s largest independent oil and gas companies and holds one of the industry’s leading positions in North American natural gas reserves and production. BROG, one of Parent’s principal subsidiaries, owns a significant portion of Parent’s domestic U.S. oil and gas properties and is the record holder of the 19,327,741 trust units for which this Amendment No. 6 to the Statement is being filed. BROG GP is the sole general partner of BROG.
     (d)-(e) Criminal Proceedings; Civil Injunction Proceedings: During the last five years none of Parent, BROG or BROG GP has been involved in a criminal proceeding or civil proceeding of the type referred to in items (d) and (e) under the Instructions to Item 2 of Schedule 13D.
     (f) Citizenship: Parent is a Delaware, U.S.A. corporation. BROG is a Delaware, U.S.A limited partnership. BROG GP is a Delaware, U.S.A. corporation.

     Item 3. Source and Amount of Funds or Other Consideration
     The information in Item 3 is hereby amended and restated in its entirety as follows:
     As stated under “Special Factors — Financing of the Offer” in the Offer to Purchase, all funds used by Southland in 1993 to purchase the 27,577,741 Units were obtained through capital contributions or advances by Parent. Such funds were obtained by Parent from its working capital.
     Item 4. Purpose of the Transaction
     The information in Item 4 is hereby amended and restated in its entirety as follows:
     On December 29, 1993, Parent disclosed that pursuant to the tender offer by Southland for any and all of the outstanding units of beneficial interest of PBT that it was the owner of 27,577,741 Units. The tender offer, which commenced in August 1993 and ended in December 1993, was at $4.85 per Unit, net to the seller in cash, pursuant to the Offer to Purchase, dated August 17, 1993, a copy of which is included as an exhibit to this Amendment No. 6 to Schedule 13D.
     On April 14, 2005 Parent and PBT filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to the proposed resale by the Reporting Persons of any or all of the 27,577,741 Units of which they are the beneficial owners. On August 8, 2005, BROG sold a total of 8,250,000 Units at a price of $15.45 per Unit (before underwriting discount and expenses of the Offering) in an underwritten public offering to a syndicate of underwriters consisting of Goldman, Sachs & Co., Lehman Brothers Inc., Citigroup Global Markets Inc., Wachovia Capital Markets, LLC, RBC Capital Markets Corporation and Stifel Nicolaus & Company, Incorporated (collectively, the “Underwriters”). In addition, BROG has granted the Underwriters a 30-day option to purchase up to 1,237,500 additional Units from Parent on the same terms and conditions.
     None of the Reporting Persons has any present plan or proposal that would relate to or result in any of the actions or matters referred to in subparagraphs (a) — (j) of Item 4 of Schedule 13D. Parent intends to review its remaining ownership interest in PBT and may elect in the future to sell some or all of the remaining 19,327,741 Units pursuant to the registration statement referred to above or otherwise.
     Item 5. Interest in Securities of the Issuer.
     The information in Item 5 is hereby amended and restated in its entirety as follows:
(a)	Aggregate Number and Percentage of the Class Beneficially Owned: The Reporting Persons collectively own 19,327,741 Units, or 41.5%, of the 46,608,796 Units reported by PBT to be outstanding as of August 1, 2005.

(b)	Sole/Shared Voting and Dispositive Power:
•	BROG: BROG is the record owner of the Units, but its sole general partner, BROG GP, has voting and dispositive power over those Units, which BROG GP may be deemed to share with Parent.

•	BROG GP: as general partner of BROG, has voting and dispositive power over the Units, but as a wholly-owned subsidiary of Parent, BROG could be deemed to share voting and dispositive power over the Units with Parent.

•	Parent: as the sole owner of the capital stock of BROG GP and of the limited partner interests of BROG, is the indirect owner of the Units and may be deemed to share voting and dispositive power with BROG GP or to have indirect voting and dispositive power.

(c)	Recent Transactions in Units: See the response to Item 4 above.
     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information in Item 6 is hereby amended and restated in its entirety as follows:
     Pursuant to the Underwriting Agreement, dated August 2, 2005 among Parent, BROG, PBT and the Underwriters, Parent granted the Underwriters a 30-day option to purchase up to 1,237,500 additional Units on the terms and conditions set forth therein.
     Item 7. Exhibits.
     The information in Item 7 is hereby amended and restated in its entirety as follows:
•	Exhibit 7(a)(1) Offer to Purchase, dated August 17, 1993 (Incorporated by reference to Exhibit a(1) to the Schedule 14D-1 and Schedule 13D filed by Southland and Parent on August 17, 1993).

•	Exhibit 7(a)(2) Underwriting Agreement, dated August 2, 2005, among Parent, BROG, PBT and the Underwriters (Incorporated by reference to Exhibit 1.1 to the Form 8-K filed by Parent on August 8, 2005).

•	Incorporated by reference.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 31, 2005

BURLINGTON RESOURCES INC.
By:	/s/ Frederick J. Plaeger II
	Name:	Frederick J. Plaeger II
	Title:	Vice President and General Counsel

BROG GP INC.
By:	/s/ Frederick J. Plaeger II
	Name:	Frederick J. Plaeger II
	Title:	Vice President and General Counsel

BURLINGTON RESOURCES OIL & GAS COMPANY LP
By:	BROG GP INC.,
Sole General Partner

By:	/s/ Frederick J. Plaeger II
	Name:	Frederick J. Plaeger II
	Title:	Vice President and General Counsel